Exhibit 18

Board of Directors

Teva Pharmaceutical Industries Ltd

5 Basel Street

Petach Tikva, Israel

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Teva Pharmaceutical Industries Ltd (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2018 (he “Form 10-K”) filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated February 19, 2019. Note 1 to the financial statements describes a change in accounting principle for classifying royalty payments to third parties that are not involved in the production of goods from Selling and marketing expenses to Cost of Sales. It should be understood that the preferability of one acceptable method of classifying royalty payments in the income statement has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ Kesselman & Kesselman Kesselman & Kesselman Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel February 19, 2019